File No. 333-

     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON March 29, 2000
 ------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3
                             Registration Statement
                                      under
                           The Securities Act of 1933

                            PENN-AMERICA GROUP, INC.
                            ------------------------
             (Exact name of registrant as specified in its charter)

                Pennsylvania                                   23-2731409
                ------------                                   ----------
 State or other jurisdiction of incorporation or        I.R.S. Employer I.D. No.
               organization

                                420 S. York Road
                           Hatboro, Pennsylvania 19040
                                 (215) 443-3656
             (Address & phone number of principal executive offices)


                                 Jon S. Saltzman
                                    President
                            Penn-America Group, Inc.
                                420 S. York Road
                          Hatboro, Pennsylvania, 19040
                     (Name and address of agent for service)

                                 (215) 443-3600
   --------------------------------------------------------------------------
          (Telephone number, including area code, of agent for service)


                                    Copy to:
                           Michael B. Pollack, Esquire
                            Reed Smith Shaw & McClay
                             2500 One Liberty Place
                             Philadelphia, PA 19103
                                 (215) 851-8100

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement thereafter becomes effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

                         CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------

                                                          Proposed Maximum          Proposed
  Title of Each Class of               Amount                 Offering              Maximum
        Securities                     to be                  Price Per             Aggregate             Amount of
     to be Registered                Registered             Security (1)          Offering Price      Registration Fee
---------------------------    -----------------------    ------------------     -----------------    ------------------
Common Stock,                       175,000 Shares                $8.53             $1,492,750             $394.09
$.01 par value                                                                                         -------------
                                                                                            Total          $394.09
                                                                                                       ==============

-------------------------------------------------------------------------------------------------------------------------
(1)  Estimate solely for purposes of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933. Securities priced as of the average of the opening and closing price, as reported on (NYSE) New York
     Stock Exchange, under the "PNG" symbol as of March 27, 2000.

--------------------------------------------------------------------------------

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   SUBJECT TO COMPLETION, DATED MARCH 29, 2000

PROSPECTUS

                                 175,000 Shares

                            PENN-AMERICA GROUP, INC.

                                  Common Stock

     We are offering our shares of common stock as part of our Agency Performance Award and Profit Sharing Plan. Only qualifying independent agents of Penn-America Insurance Company, our wholly-owned subsidiary, are eligible to receive these shares. We are providing the shares as an incentive to our independent agents to reward them in a manner in which, by conducting business with Penn-America Insurance Company in a favorable manner, good underwriting results and loss ratios, they will be rewarded with the shares and cash as provided by the plan as described herein. Except where the context otherwise indicates, when we refer to ourselves in this prospectus, we are referring to Penn-America Group, Inc. and its wholly-owned subsidiary, Penn-America Insurance Company, and its wholly-owned subsidiary, Penn-Star Insurance Company.

     Our common stock is quoted on the New York Stock Exchange under the symbol "PNG". On March 27, 2000 as reported by NYSE, the average of the opening and closing price for the Common Stock was $8.53 per share.

                            ------------------------

              INVESTING IN OUR COMMON STOCK INVOLVES SEVERAL RISKS.
                     SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                       -----------------------------------

          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
           SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE
       SECURITIES OR DETERMINED IF THIS DOCUMENT IS TRUTHFUL OR COMPLETE.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The date of this Prospectus is March 29, 2000.

                              AVAILABLE INFORMATION

     We file reports, proxy statements, and other information with the SEC. Such reports, proxy statements, and other information concerning us can be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including ours. Our common stock is listed and traded on the New York Stock Exchange. These reports, proxy statements and other information are also available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     This prospectus is part of a registration statement filed with the SEC by us. The full registration statement can be obtained from the SEC as indicated above, or from us. The SEC allows us to "incorporate by reference" the information we file with the SEC. This permits us to disclose important information to you by referencing these filed documents. Any information referenced this way is considered part of this prospectus, and any information filed with the SEC subsequent to this prospectus will automatically be deemed to update and supersede this information. We incorporate by reference our Annual Report on Form 10-K for the fiscal year ended December 31, 1999, filed with the SEC on March 27, 2000. We incorporate by reference that document and any future filings made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 from the date of this prospectus until we file a post-effective amendment which indicates the termination of the offering of the securities made by this prospectus.

     Any statement contained in a document incorporated or considered to be incorporated by reference in this prospectus shall be considered to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any prospectus supplement or in any subsequently filed document that is or is considered to be incorporated by reference modifies or supersedes the statement. Any statement that is so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     We will provide without charge upon written or oral request, a copy of any or all of the documents, which are incorporated by reference to this prospectus, other than, exhibits which are specifically incorporated by reference into such documents. Requests for such documents should be directed to Penn-America Group, Inc., 420 South York Road, Hatboro, Pennsylvania 19040. The telephone number is
(215) 443-3600.

                                   THE COMPANY

     Penn-America Group, Inc. (PNG) is a specialty property and casualty insurance holding company which, through our subsidiaries, Penn-America Insurance Company and Penn-Star Insurance Company, markets and underwrites commercial property, general liability, business automobile, and multi-peril insurance for small businesses located primarily in small towns and suburban and rural areas. During 1999, we announced the run-off of our entire book of personal non-standard automobile insurance policies, which had been written in seven states.

     We provide commercial property and casualty insurance on both an excess and surplus lines basis and an admitted basis. We market our products through about 50 high-quality general agents, who in turn produce business through over 25,000 retail insurance brokers located throughout the United States. We focus on serving the insurance needs of small or non-standard markets. These markets are generally characterized by small to average policy premiums and serviced by retail insurance brokers with limited access to larger, standard lines insurers. We believe that these markets are generally under-served by larger, standard lines insurers who often limit their underwriting to policies above a certain minimum premium size or to certain risk classes and who operate in large-scale markets in which they can achieve economies of scale. We believe that our distribution network enables us to effectively access these numerous small markets. We believe we can do this for a relatively low fixed cost through the marketing, underwriting and administrative support of our general agents, as well as the localized market knowledge and expertise of our general agents and their retail insurance brokers.

     We can demonstrate the success of our strategy by our consistent growth and profitability. From 1992 to 1999, commercial gross written premiums compounded annualized growth rate was 20.7%, and grew from $22.6 million to $84.5 million. Our distribution strategy is to maintain strong relationships with fewer and higher quality general agents than our competitors. We carefully select a limited number of agents in each state based on the agent's experience and reputation and strive to preserve each agent's franchise value within their market territory. We seek to grow with these general agents and develop strong, longstanding relationships by providing a high level of service and support. From 1992 to 1999, we achieved 273.9% cumulative growth in gross written premiums with a 31.6% increase in the number of general agents from 38 to 50.

     We maintain low fixed costs by underwriting the substantial majority of our policies on a binding authority basis. We closely monitor the quality of business we underwrite by maintaining close relationships with a small number of general agents. We provide our general agents with a comprehensive, regularly updated underwriting manual, which clearly outlines our pricing and underwriting guidelines. We do not write high risk policies (e.g., medical malpractice, environmental and aviation liability). We generally review new and renewal commercial policies on a continuous basis to ensure that our underwriting guidelines are being followed. In addition to standard commissions, we provide strong incentives to our general agents to produce profitable business through a contingent commission structure, which is substantially tied to underwriting profitability. The contingent commissions are paid through the issuance of shares of our common stock, options and cash.

         Historically, we have underwritten the majority of our commercial lines business on an excess and surplus lines basis. In recent years, we have underwritten a greater proportion of commercial lines business on an admitted basis, as we has identified profitable admitted markets which remain under-served by larger standard insurers. We expect to continue to expand the commercial lines business by offering additional products and packages which enhance our current property and liability coverages, by identifying profitable programs and books of business and by selectively adding high quality general agents. Examples of such additional products and programs include a commercial automobile product and specialty programs.

     Our commercial insureds consist primarily of small, "Main Street" businesses, including restaurants, taverns, mercantiles and artisan contractors, located principally in small towns and suburban and rural areas. In addition, we develop customized products and coverages for other small commercial insureds such as daycare facilities, fitness centers and special events. We believe we have benefited from a general migration of small businesses out of urban centers and into suburban and rural areas. Industry consolidation, corporate downsizing and the increased use of communications technology and personal computers, among other factors, have contributed to the high growth in the number of small businesses in these areas.

     The run-off of the non-standard personal automobile business represented approximately 12% of our gross written premiums in 1999 as compared to 25% and 34% of gross written premium in 1998 and 1997. In 2000, non-standard personal automobile premium is not expected to represent more than approximately 2% of our gross written premiums.

     Since 1993, Penn-America Insurance Company has maintained an "A (Excellent)" rating from A.M. Best Company, Inc., which rating was reaffirmed by A.M. Best in January 2000, and included Penn-Star as a pooled rating. A.M. Best's ratings are based upon factors of concern to policyholders, including financial condition and solvency, and are not directed to the protection of investors.

     Our principal executive offices are located at 420 South York Road, Hatboro, Pennsylvania, 19040 and our telephone number is (215) 443-3600.

                                  RISK FACTORS

     Except for the historical information contained in this Prospectus, matters discussed in this Prospectus may constitute "forward-looking statements" (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act.) This forward-looking information reflects our management's current best estimates regarding future operations. Our actual results could differ materially from those estimated in the forward-looking statements as a result of several factors, including those discussed below and elsewhere in this Prospectus.

     A variety of factors may materially impact estimates of future operations. Many of these factors are outside our control and cannot be accurately predicted. Important factors include, but are not limited to, general economic conditions, interest rate levels, financial market performance, legislative initiatives, the adequacy of loss reserves, price competition impacting premium levels, relationships with and capacity of our general agents and changes in state insurance regulations.

     In addition to the other information in this Prospectus, the following factors and risks should be considered carefully by potential purchasers in evaluating us, our businesses and the shares of Common Stock offered hereby:

     Changes in the insurance industry beyond our control may affect our performance.

     We may incur significant fluctuations in operating results due to changes in competition, catastrophe losses and general economic conditions, including interest rate changes, as well as legislative initiatives, the frequency of litigation, the size of judgments and severe weather conditions. The impact of these factors can dramatically affect demand for our products, insurance capacity, pricing and claims experience and, consequently, our business, results of operations or financial condition.

     We are exiting the non-standard personal automobile business.

     In 1999 we announced that we are running-off our non-standard personal automobile business in the seven states where it had been written. We wrote $11.5 million of personal automobile premium during 1999 principally related to renewal premiums in those states that require policies to be renewed for a certain period of time if not placed with another carrier. We expect the run-off from non-standard personal automobile written premium in 2000 to be approximately $2.0 million. We expect that the run-off will ultimately increase our ability to focus on more profitable lines of business; however, there is no guarantee we will recognize these results.

     Our business is cyclical in nature and is currently in a period of a soft market.

     Historically, the financial performance of the property and casualty insurance industry has tended to fluctuate in cyclical patterns of soft markets followed by hard markets. Although an individual insurance company's financial performance is dependent on its own specific business characteristics, the profitability of most property and casualty insurance companies tends to follow this cyclical market pattern. At present, the property and casualty insurance industry is experiencing a prolonged soft market, and the extension of current market conditions could have an adverse affect on the Company's business, results of operations or financial condition. There can be no assurance that a hard market will emerge or, if it does emerge, that it will have a favorable impact on us.

     We may not be able to sustain our current growth.

     We have grown rapidly over the last few years; however, this growth may not necessarily continue. We believe that a substantial portion of any future growth will depend on our ability, among other things, (i) to increase our business from our existing general agents, and (ii) to expand our commercial lines of business by offering additional products and programs. Future growth is contingent on various factors, including the availability of adequate capital, our ability to hire and train additional personnel, regulatory requirements and rating agency considerations. There is no assurance that we will be successful in expanding our business, that the existing infrastructure will be able to support such additional expansion or that such new business will be profitable.

     Our reserves may not be adequate to cover future losses.

     We are directly liable for loss and loss adjustment expenses under the terms of the insurance policies we underwrite. We establish loss reserves for the ultimate payment of all loss and loss adjustment expenses incurred. These reserves are based on historical data and estimates of future events and are imprecise. Although management believes that our established reserves for loss and loss adjustment expenses are adequate and we annually obtain an opinion with respect to loss reserves from an independent consulting actuary, ultimate loss and loss adjustment expenses may vary from established reserves. We experienced adverse development of net reserves for prior years' insured events of $8.4 million, $86,000 and $341,000 for 1999, 1998 and 1997, respectively. The increase in 1999 prior year incurred losses is due to loss development in non-standard personal automobile, which we are exiting, and commercial property and liability lines. The increase in 1998 and 1997 prior years' incurred losses is due primarily to loss development in non-standard personal automobile liability.

     In addition, factors such as future inflation, claims settlement patterns, legislative activity and litigation trends, all of which are difficult to predict, may have a substantial impact on our future loss experience. Accordingly, there can be no assurance that our reserves will be adequate to cover ultimate loss development. If our reserves should prove to be inadequate, we will be required to increase reserves with a corresponding reduction in net income in the period in which the deficiency is identified. Future loss experience substantially in excess of established reserves could have a material adverse effect on our business, results of operations or financial condition.

     We are heavily regulated and changes in the regulation of the insurance industry may have an adverse impact.

     We are subject to regulation, primarily from Pennsylvania, our domiciliary state, and to a lesser degree, the 35 other states in which we are an admitted insurer. The regulations are generally designed to protect the interests of insurance policyholders, as opposed to the interests of stockholders. These regulations relate to authorized lines of business, capital and surplus requirements, rates and forms, investment parameters, underwriting limitations, transactions with affiliates, dividend limitations, changes in control and a variety of other financial and non-financial components of our business. Failure to comply with certain provisions of applicable insurance laws and regulations or significant changes in these laws and regulations could have a material adverse effect on our business, results of operations or financial condition.

     We may not be able to maintain required adequate capital.

     The National Association of Insurance Commissioners (the "NAIC") has adopted a system of assessing the financial condition and stability of insurance companies, known as "IRIS ratios," and a system to test the adequacy of statutory capital, known as "risk-based capital," each of which applies to Penn-America and Penn-Star Insurance Company, Penn-America's wholly-owned subsidiary. IRIS ratios consist of 11 ratios that are compiled annually from each insurance company's statutory financial reports and then compared against the NAIC established "usual range" for each ratio. The risk-based capital rules establish statutory capital requirements based on levels of risk retained by an insurance company. Penn-America's adjusted capital at December 31, 1999 was in excess of the applicable risk-based standards as established by the NAIC. There is no assurance that Penn-America or Penn-Star will be able to maintain the required capital levels or IRIS ratios. Failure to maintain risk-based capital at the required levels, or IRIS ratios within the NAIC's usual range, could adversely affect Penn-America's or Penn-Star's ability to secure regulatory approvals as necessary or appropriate.

     Our agents have the authority to bind us to unprofitable policies.

     We underwrite a substantial majority of our commercial policies on a binding authority basis (approximately 97.8% in 1999, which generated approximately 96.5% of the Company's commercial lines gross written premiums). We generally have 60 days from the effective date to cancel a policy if the risk insured does not comply with our underwriting guidelines. In the event that a general agent exceeds its authority by binding us on a risk, which does not comply with our underwriting guidelines, we are at risk for that policy until we receive the policy and effect a cancellation. We generally require general agents to deliver all policies to us within 35 days of the date written. There can be no assurance that the general agents will bind us within the limits of our underwriting guidelines or deliver policies to us in a timely manner. As a result, we may be bound by a policy which does not comply with our underwriting guidelines and, until we can effect a cancellation, we may incur loss and loss adjustment expenses related to that policy.

     We operate in a highly competitive market.

     We compete in the property and general liability insurance business with numerous domestic and international insurers. Many of our existing or potential competitors are larger, have considerably greater financial and other resources, have greater experience in the insurance industry and offer a broader line of insurance products than we do, and we may compete with new entrants in the future. Competition is based on many factors, including the perceived market strength of the insurer, pricing and other terms and conditions, services provided, the speed of claims payment, the reputation and experience of the insurer and ratings assigned by independent rating organizations (such as A.M.
Best). Ultimately, this competition, coupled with the effects of the current prolonged soft market, could affect our ability to attract business at premium rates which are likely to generate underwriting profits, and could have a material adverse effect on our business, results of operations or financial condition.

     Our financial rating may drop, resulting in a loss of new or repeat business.

     Penn-America currently has an "A (Excellent)" rating from A.M. Best. A downgrade of Penn-America's A.M. Best rating could have a material adverse effect on our business, results of operations or financial condition, as current and future customers may choose other, higher rated, competitors. There can be no assurance that we will be able to maintain Penn-America's A.M. Best rating.

     Our holding company structure makes us reliant on dividends from our subsidiaries, which are restricted by regulation and other financial considerations.

     As an insurance holding company, we are primarily dependent on dividends and other permitted payments from Penn-America to provide for the payment of any cash dividends to its stockholders. The payment of dividends to us by Penn-America and to Penn-America by Penn-Star is subject to state regulations, primarily the insurance laws of Pennsylvania. Generally, these laws provide that, unless prior approval is obtained, dividends of a property and casualty insurance company in any consecutive 12-month period shall not exceed the greater of 100% of its statutory net income for the most recent calendar year or 10% of its statutory policyholders' surplus as of the preceding year end. The maximum annual dividends payable by Penn-America without prior approval in 2000 is approximately $6,950,000. In 1999, Penn-America paid dividends of $14.5 million, of which $12.5 million were extraordinary dividends requiring prior approval from the state of domicile's Insurance Department. Insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels, and there is no assurance that dividends of the maximum amounts calculated under any applicable formula would be permitted. In addition, we signed a commitment letter with First Union National Bank for a $25 million revolving line of credit, which will further restrict our ability to pay dividends.

     The continued payment of dividends will be determined regularly by the Board of Directors and will be based on general business conditions, legal and regulatory restrictions regarding the payment of dividends and other factors the Board of Directors considers relevant. Our current annual dividend is $0.21 per share.

     We receive significant services from Insiders who hold a considerable amount of our stock.

     Currently, Mr. Irvin Saltzman and his family, substantially through their ownership of Penn Independent Corporation, the Company's controlling stockholder, beneficially own approximately 40% of our outstanding Common Stock.

     We receive services from executives (including Mr. Irvin Saltzman and Ms. Jami Saltzman-Levy), staff and administrative personnel of Penn Independent, including services in connection with our investment portfolio and human resource administration and related services. Also, we have historically been charged a portion of the amounts paid by Penn Independent for services such as insurance, telecommunications, professional fees, postage and office supplies.

     In 1999, we were charged 33% ($66,500) of the amounts incurred by Penn Independent for insurance, telecommunications, postage and office supplies. Additionally, we paid to Penn Independent approximately $133,500 for the services of Penn Independent personnel for executive, human resource administration, investment advisory (Mr. Irvin Saltzman) and other related support services.

     Our headquarters in Hatboro, Pennsylvania are occupied pursuant to a lease, effective June 30, 1995, with Mr. Irvin Saltzman, Chairman of the Board of Directors. The lease is for an initial term of five years and we have one five-year renewal option thereafter. The parties have agreed to renew the lease for an additional five-year term. The parties are currently negotiating the terms of the new lease. In no event will the rent be increased to an amount greater than 50% of the cumulative change in the Philadelphia area Consumer Price Index during the new lease term. The current rent is $281,112 per year and we are required to pay our pro rata share of all increases in the base year of taxes, fees, assessments and expenses on the entire office facility. As of March 31, 2000, there was no pro rata share charge. Management believes that the amount being paid under the lease represents a fair market value annual rental charge.

     Several of Penn Independent's wholly-owned subsidiaries are insurance agencies that write business with Penn-America. During the year ended December 31, 1999, the business written by these agencies for Penn-America represented 1.8% ($1,732,000) of the business of Penn-America. We believe that its arrangements with these agencies are on terms no more favorable than they would otherwise be if these agencies were unaffiliated third parties.

     We depend on key personnel.

     The efforts and abilities of our present management, particularly that of Jon S. Saltzman, President and Chief Executive Officer, are very important to our success. If we were to lose the services of Jon S. Saltzman or John M. DiBiasi (Penn-America's Executive Vice President--Underwriting and Marketing), or any of the other key management personnel, there could be a material adverse effect on our business, results of operations or financial condition. We do not have employment agreements with any employee, but during 1999, we maintained key personnel life insurance policies on Jon S. Saltzman, John M. DiBiasi and Rosemary R. Ferrero (Vice President--Finance, Chief Financial Officer and Treasurer).

     We rely on our ability to obtain reinsurance.

     We currently purchase reinsurance, which allows us to write more direct insurance and at greater limits than we otherwise could. Our current treaty reinsurance is with General Reinsurance Corporation. For catastrophe losses, we are covered by a consortium of insurers which include General Reinsurance and Lloyds of London, in addition to other "A" or better rated reinsurers. There can be no assurance that reinsurance will continue to be available to us to the same extent, and at the same cost, as it has in the past.

     The maintenance of reinsurance does not legally discharge us from our primary liability for the full amount of the risks we insure, although it does make the reinsurer liable to us. Therefore, we are subject to credit risk with respect to our reinsurers. Our reinsurance recoverable is primarily with General Reinsurance. Although management believes that our reinsurance is maintained with financially stable reinsurers and that its reinsurance support is adequate to protect its interests, the insolvency of General Reinsurance or any other reinsurer, or their inability to make payments under the terms of a reinsurance treaty, could have a material adverse effect on our business, results of operations or financial condition. We may choose in the future to re-evaluate the use of reinsurance to increase, decrease or eliminate the amount of risk we cede to reinsurers.

     The Plan provides for certain restrictions on your ability to sell stock awarded to you.

     The Plan provides for the qualifying agent to receive 25% of their award in our stock, with an election to receive the remaining award balance in either additional shares of stock or cash. This determination is made solely by the qualifying agent and consideration should be given to the risk factors associated with deciding to receive the remaining award in shares of stock. In addition to the amount received in stock and cash, a qualifying agent will be entitled to receive stock options for policy years 1999 and later in accordance with the provision of the Plan. The stock, which is granted under this award program, is restricted from sale for a period of six months from the determination date. Under the "New Agent Award" component of the Plan, we will award a one-time award of stock with a total value of $1,000. We will retain the awarded stock certificates until the expiration of one year from the date of the initial agency agreement signing, at which time we will deliver the awarded certificates.

     Plan participants are generally unsecured creditors and may not receive awards under the Plan in cases of insolvency.

     Participants in the Plan are generally unsecured creditors, and in the event of our insolvency, there could be insufficient assets to pay the Participants according to the terms of the Plan.

     The value of the stock participants elect to receive may drop prior to their receipt of the stock.

     Participants are at risk should a decline in the value of the stock distributed in accordance with the Plan occur between March 31, the valuation date used to determine the number of shares to be awarded each Participant, and the actual date these shares are distributed to the Participants, which under the Plan must be by June 1. Participants will not be able to change their elections to receive stock during this period.

                                 USE OF PROCEEDS

     The shares of common stock issued under the Plan will be issued as payment of a bonus award payable to our general agents. We will receive no cash proceeds from the issuance of shares under the Plan.

                                    THE PLAN

     The statements in this Prospectus concerning the terms and provisions of the Plan are summaries and do not purport to be complete. All such statements are qualified in their entirety by reference to the full text of the documents filed as exhibits to the Registration Statement of which this Prospectus is a part. Additional updating and other information with respect to the Plan may be provided in the future to the participants.

Summary of the Plan

     The Plan is designed to reward general agents who place insurance with Penn-America and have had favorable underwriting results. The following is a summary of the current key elements of the Plan. A copy of the Plan is attached as an Exhibit to this Prospectus.

Threshold for Participation in the Plan

     o There is a two-year waiting period for eligibility owing to loss development.

     o If the general agent satisfies all requirements, you are eligible for your first payment by June 1 of the second year following the year of initial eligibility.

     o To initially qualify, the agent must have written at least $500,000 total calendar year premium according to our books as of December 31st.

     o To remain eligible in succeeding calendar years, the agent must write at least 90 percent of the previous year's total written premium, subject to the $500,000 total premium minimum. This 90 percent requirement is waived in any year the agent writes in excess of $1 million in premium.

     o The agent must maintain E&O coverage in conformity with our standards for such coverage.

     o    The agent must agree that our records are final.

Plan Components

         The Plan has two components.

          o New Agent Award. The Company will award to a new agent a one-time award of common stock with a total value of $1,000. The award will be valued as of the closing price on the day we execute the initial agency agreement and will be rounded to the closest whole share. No cash equivalent will be granted.

          o Profit sharing. Based on policy year (i.e. the experience of all policies with an effective date falling within a given calendar year), separate standards are established for general liability, property coverages and commercial automobile liability. Payments are based on a profit calculation formula applied to the loss development of the business over three policy years.

     The profit calculation formula defines the agency profit share as one half of the agency earned premium, minus commissions paid times the positive difference between specified target policy year loss ratios and the agency's actual loss ratio.

Payment Schedule

     For all commercial lines of business, payments are made in three annual installments of one third each of the agency profit share. Because a "policy year" could actually cover 24 months of exposure (e.g., a policy with an effective date of December 31, 1997 may provide coverage through the end of
1998), the first installment of the profit sharing on a given policy year's business does not become due until the second year following (i.e., in the example, by May 1999).

Modification of the Profit Sharing Plan

     We have the right to prospectively amend or terminate the Plan at any time.

Termination of an Agency's Participation in the Plan

          o Termination of an agency contract for cause automatically cuts off all profit sharing eligibility as of the termination date.

          o Termination by either party for any other reason terminates the program, with the final calculation and a pro rata payment due by June 1st of the following year. This termination has the effect of voiding any profit sharing based on the agency's experience during the calendar year that the agreement was terminated, but gives the agency the benefit of the experience for prior year's business throughout the entire termination year.

          o With respect to the "New Agent Award," we will retain the $1,000 stock award granted at the initial signing of the general agency agreement until the expiration of one year from the date the agreement is executed by both parties. If the agreement was to terminate between the parties before the expiration of the one-year period referenced above, all shares would revert back to us. If the general agency agreement remains in effect at the expiration of the one-year period, we will deliver a stock certificate for the number of shares granted pursuant to the "New Agent Award."

Stock, Cash, and Option Payments Under the Plan

          o Under the Plan, 25% of all compensation due to an agency under the Plan will be distributed in shares of stock, rounded up to the nearest even share. For purposes of these calculations, stock will be valued at its New York Stock Exchange closing price on March 31. If the market is closed that day, the valuation will be made based on the value of the price as of the nearest previous business day.

          o The agency will have the choice, exercisable by notice to us, of taking a specified greater percentage (either 50%, 75% or 100%) of its profit sharing compensation in stock.

          o In addition to the amount to which the agent is entitled for their profit sharing in a given year, the agent is entitled to receive stock options based on the following formula: Their profit sharing for the policy years 1999 and later, times 10%, divided by the stock price on the date of grant. The options will vest as of the date of grant and will be exercisable for a period of five (5) years from the date of grant.

          o The stock will be delivered to the agency by June 1, free of all sales commissions and transaction costs.

          o Stock granted under the Plan may not be sold for a period of six months from the determination date and will be legended accordingly.

                                  LEGAL MATTERS

     The validity of the shares of the Common Stock offered by this Prospectus and certain other legal matters will be passed upon for us by Reed Smith Shaw & McClay LLP, Philadelphia, Pennsylvania.


                                     EXPERTS

     The consolidated financial statements and schedules at December 31, 1999 and for the year then ended included or incorporated by reference in Penn-America Group, Inc.'s Annual Report (Form 10K) for the year December 31, 1999 have been audited by Ernst & Young LLP, independent auditors, and at December 31, 1998 and for each of the two years in the period ended December 31, 1998 by KPMG LLP, independent auditors, as set forth in their respective reports incorporated herein by reference, and are included in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

         ------------------                           -----------------













                                                 175,000 Shares of Common Stock



                                                    PENN-AMERICA GROUP, INC.



         ------------------


                              Page
The Company...................  3                     ------------------
Risk Factors..................  4
Use of Proceeds...............  9                          PROSPECTUS
The Plan...................... 10
Legal Matters................. 12                     ------------------
Experts....................... 12
                                                         March 29, 2000



         ------------------                           -----------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 14. Other Expenses of Issuance and Distribution

         The estimated fees of the distribution, all of which are to be borne by the Company, are as follows:

           SEC Registration Fee ........................  $   394.09
           Blue Sky Fee and Expenses....................        ---
           Accounting Fees and Expenses ................    3,000.00
           Legal Fees and Expenses .....................    2,500.00
           Miscellaneous                                        ---
                                                          ----------
                    Total                                  $5,894.09
                                                          ==========

Item 15. Indemnification of Directors and Officers

         Pursuant to the provisions of the Pennsylvania Business Corporation Law, the Bylaws of the Company provide that a director shall not be personally liable, as such, for monetary damages for any action taken, unless the director breaches or fails to perform a duty of his office and such breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. This limitation does not apply to criminal liability or liability for the payment of taxes. The Company's Bylaws also provide for indemnification of the Company's directors and officers to the fullest extent permitted by Pennsylvania law.

Item 16. Exhibits

3.1 Articles of Incorporation, filed with registrant's Registration Statement on Form S-1 (No. 33-66892), filed with the Securities and Exchange Commission on August 2, 1993.

3.2 Bylaws of the Company, filed with the Securities and Exchange Commission on August 2, 1993.

4         Agency Performance Award and Profit Sharing Plan

5 Opinion of Reed Smith Shaw & McClay as to legality of securities issued

23(A) Consent of Reed Smith Shaw & McClay (included in opinion filed as Exhibit 5)

  (B)     Consents of Ernst & Young LLP and KPMG LLP

Item 17. Undertakings


     (a)  The undersigned Registrant hereby undertakes:

     1. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the change in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

Provided, however, that paragraphs 1.(i) and 1.(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

     2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain undistributed at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (h) Insofar as indemnification for liabilities arising under Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                        SIGNATURES AND POWERS OF ATTORNEY

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hatboro, Pennsylvania, on March 29, 2000.

                                                 PENN-AMERICA GROUP, INC.


                                                 By:/s/ Jon S. Saltzman
                                                    --------------------------
                                                    Jon S. Saltzman, President


     KNOW ALL MEN BY THESE PRESENTS, that each such person whose signature appears below hereby constitutes and appoints Jon S. Saltzman and Rosemary Ferrero and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and any other documents in connection therewith, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

    Signatures                       Title                              Date
    ----------                       -----                              ----

/s/ Irvin Saltzman        Chairman of the Board of Directors      March 29, 2000
------------------------  and Director
Irvin Saltzman

/s/ Jon S. Saltzman       President, Chief Executive              March 29, 2000
------------------------  Officer and Director (Principal
Jon S. Saltzman           Executive Officer)

/s/ Robert A. Lear        Director                                March 29, 2000
------------------------
Robert A. Lear

/s/ Rosemary R. Ferrero   Vice President-Finance, and             March 29, 2000
------------------------  Treasurer (Principal Financial
Rosemary R. Ferrero       and Accounting Officer)

/s/ Garland P. Pezzuolo    Secretary and General Counsel          March 29, 2000
------------------------
Garland P. Pezzuolo

/s/ Paul Simon            Director                                March 29, 2000
------------------------
Paul Simon

/s/ Charles Ellman        Director                                March 29, 2000
------------------------
Charles Ellman

/s/ M. Moshe Porat        Director                                March 29, 2000
------------------------
M. Moshe Porat

/s/ Jami Saltzman-Levy    Director                                March 29, 2000
------------------------
Jami Saltzman-Levy

                                  EXHIBIT INDEX

Exhibit No.           Description of Exhibit

3.1 Articles of Incorporation, filed with registrant's Registration Statement on Form S-1 (No. 33-66892), filed with the Securities and Exchange Commission on August 2, 1993.

3.2 Bylaws of the Company, filed with the Securities and Exchange Commission on August 2, 1993.

4         Agency Performance Award and Profit Sharing Plan

5 Opinion of Reed Smith Shaw & McClay as to legality of securities issued

23(A) Consent of Reed Smith Shaw & McClay (included in opinion filed as Exhibit 5)

  (B)     Consents of Ernst & Young LLP and KPMG LLP